UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

THE ACTIVE NETWORK, INC.

(Name of Subject Company)

THE ACTIVE NETWORK, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

David M. Eisler, Esq.

Senior Vice President, General Counsel and Corporate Secretary

The Active Network, Inc.

10182 Telesis Court

San Diego, California 92121

(858) 964-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael S. Kagnoff, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 638-6722

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by The Active Network, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 8, 2013, relating to the offer by (i) Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Athlaction Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and (iii) Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P., affiliates of each of Parent and Purchaser, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), for a purchase price of $14.50 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 8, 2013, and in the related letter of transmittal, each of which may be amended or supplemented from time to time.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following subsection at the end of such Item 8:

“Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on November 15, 2013 (one minute after 11:59 p.m., New York City time, on November 14, 2013). Computershare Trust Company, N.A., in its capacity as depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 56,740,092 Shares had been validly tendered into and not withdrawn from the Offer (not including 2,424,721 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 87% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company (or held in the Company’s treasury), any subsidiary of Parent or the Company, or by an stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will convert automatically into the right to receive an amount of cash equal to $14.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Per Share Amount”). All Shares that were converted into the right to receive the Per Share Amount shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

The full text of the press release issued on November 15, 2013, announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(I) and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(I)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 15, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ACTIVE NETWORK, INC.

By:	/s/ Jon Belmonte
Name:	Jon Belmonte
Title:	Interim Chief Executive Officer

Dated: November 15, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 8, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Athlaction Merger Sub, Inc. and Athlaction Holdings, LLC, filed with the Securities and Exchange Commission on October 8, 2013 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press release issued by The Active Network, Inc., dated September 30, 2013 (incorporated by reference to Exhibit 99.1 to The Active Network, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2013).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 8, 2013 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)(A)	Letter to stockholders dated October 8, 2013, from Jon Belmonte, Interim Chief Executive Officer of the Company.

(a)(5)(A)	Letter to Employees from Jon Belmonte, Interim Chief Executive Officer of the Company (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013)

(a)(5)(B)	Employee Frequently Asked Questions (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013)

(a)(5)(C)	Outline for Employee Communications with Customers/External Partners (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013)

(a)(5)(D)	Form Letter to Customers (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013)

(a)(5)(E)	Opinion of Citigroup Global Markets Inc. to the Board of Directors of The Active Network, Inc. dated September 28, 2013 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(a)(5)(F)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on October 29, 2013.

(a)(5)(G)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 6, 2013.

(a)(5)(H)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 7, 2013.

(a)(5)(I)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 15, 2013.

(e)(1)	Agreement and Plan of Merger, dated September 28, 2013, by and among The Active Network, Inc., Athlaction Holdings, LLC, and Athlaction Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to The Active Network, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2013).

(e)(2)	Nondisclosure and Standstill Agreement, dated August 6, 2013, between The Active Network, Inc. and Vista Equity Partners III, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	2002 Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.9 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 20, 2011).

(e)(4)	Form of Stock Option Agreement under 2002 Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.10 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 10, 2011).

(e)(5)	Addendum to Stock Option Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.27 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(6)	Form of Stock Purchase Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.28 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(7)	Addendum to Stock Purchase Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.29 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(8)	Form of Stock Issuance Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.30 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(9)	Addendum to Stock Issuance Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.31 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(10)	2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.16 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(11)	Form of Stock Option Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.17 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(12)	Form of Restricted Stock Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.18 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(13)	Form of Restricted Stock Unit Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.19 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(14)	2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.20 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the Securities and Exchange Commission on August 12, 2011).

(e)(15)	Form of Performance Based Restricted Stock Unit Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.31 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011).

(e)(16)	Form of Performance Based Exercisability Option Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.39 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 30, 2012).

(e)(17)	Form of The Executive Nonqualified “Excess” Plan Adoption Agreement, by The Active Network, Inc. (incorporated by reference to Exhibit 10.41 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2012).

(e)(18)	Form of The Executive Nonqualified Excess Plan Document (incorporated by reference to Exhibit 10.42 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2012).

(e)(19)	Form of Performance Based Restricted Stock Unit Notice under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012).

(e)(20)	Form of Performance Based Exercisability Option Notice under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.46 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012).

(e)(21)	Form of Market Stock Units Agreement and Related Notice of Grant of Market Stock Units under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.49 to The Active Network, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on February 27, 2013).

(e)(22)	Form of Market Stock Units Agreement and Related Notice of Grant of Market Stock Units under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.49 to The Active Network, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2013).

(e)(23)	Form of Indemnification Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2013).

(e)(24)	Retention Agreement, dated March 8, 2010, by and between The Active Network, Inc. and Scott Mendel (incorporated by reference to Exhibit 10.24A to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 11, 2011).

(e)(25)	Employment Offer Letter, dated January 5, 2010, by and between The Active Network, Inc. and Scott Mendel (incorporated by reference to Exhibit 10.39 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(26)	Employment Offer Letter, dated May 4, 2011, by and between The Active Network, Inc. and Darko Dejanovic, as amended (incorporated by reference to Exhibit 10.36 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 20, 2012).

(e)(27)	Retention Agreement, dated April 29, 2011, by and between The Active Network, Inc. and Darko Dejanovic (incorporated by reference to Exhibit 10.37 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 20, 2012).

(e)(28)	Amendment No. 2 to the Retention Agreement, dated December 20, 2012, by and between The Active Network, Inc. and Darko Dejanovic (incorporated by reference to Exhibit 10.48 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 24, 2012).

(e)(29)	Amended and Restated Change in Control Agreement, dated July 30, 2012, by and between The Active Network, Inc. and Dennis Triplett (incorporated by reference to Exhibit 10.2 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2013).

(e)(30)	Executive Employment Agreement, dated April 30, 2013, by and between The Active Network, Inc. and Jon Belmonte (incorporated by reference to Exhibit 10.50 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 1, 2013).